SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

AVIDXCHANGE HOLDINGS, INC.
(Name of the Issuer)

AvidXchange Holdings, Inc.
Arrow Borrower 2025, Inc.
Arrow Intermediate 2025, Inc.
Arrow Holdings 2025, Inc.
Arrow Parent 2025, L.P.
Arrow Parent GenPar 2025, LLC
TPG IX Arrow Parent Holdings, L.P.
Arrow Parent Holdings GenPar 2025, LLC
The Arrow Holdings Business Trust
TPG Partners IX, L.P.
Corpay, Inc.
Green and Gold 2014 GRAT
Green and Gold 2015 GRAT
Michael Praeger

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05368X102
(CUSIP Number of Class of Securities)

AvidXchange Holdings, Inc.
Michael Praeger
Green and Gold 2014 GRAT
Green and Gold 2015 GRAT

c/o AvidXchange Holdings, Inc.
Michael Praeger
Chief Executive Officer
1210 AvidXchange Lane
Charlotte, NC 28206
(800) 560-9305

Arrow Borrower 2025, Inc.
Arrow Intermediate 2025, Inc.
Arrow Holdings 2025, Inc.
Arrow Parent 2025, L.P.
Arrow Parent GenPar 2025, LLC
TPG IX Arrow Parent Holdings, L.P.
Arrow Parent Holdings GenPar 2025, LLC
The Arrow Holdings Business Trust
TPG Partners IX, L.P.

c/o TPG Partners IX, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000
Corpay, Inc. Alissa Vickery Chief Financial Officer 3280 Peachtree Road, Suite 2400 Atlanta, GA 30305 (770) 449-0479

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

David Beller Ian Nussbaum Cathy Birkeland Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Oliver Smith Darren Schweiger Michael Diz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (1) AvidXchange Holdings, Inc., a Delaware corporation (“AvidXchange” or the “Company”); (2) Arrow Borrower 2025, Inc., a Delaware corporation (“Parent”); (3) Arrow Intermediate 2025, Inc., a Delaware corporation; (4) Arrow Holdings 2025, Inc., a Delaware corporation (“Holdings”); (5) Arrow Parent 2025, L.P., a Delaware limited partnership (“Topco”); (6) Arrow Parent GenPar 2025, LLC, a Delaware limited liability company; (7) TPG IX Arrow Parent Holdings, L.P., a Delaware limited partnership; (8) Arrow Parent Holdings GenPar 2025, LLC, a Delaware limited liability company; (9) The Arrow Holdings Business Trust, a Nevada business trust; (10) TPG Partners IX, L.P., a Delaware limited partnership; (11) Corpay, Inc., a Delaware corporation; (12) Green and Gold 2014 GRAT, an irrevocable trust; (13) Green and Gold 2015 GRAT, an irrevocable trust; and (14) Michael Praeger.

This Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of May 6, 2025 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Arrow Merger Sub 2025, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). On October 15, 2025, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement and the transactions contemplated thereby, including the Merger, are more fully described in the Proxy Statement (as hereinafter defined). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On August 15, 2025, the Company filed a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Company’s special meeting of stockholders held on September 16, 2025 (the “Special Meeting”) in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Capitalized terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. All information contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement concerning each Filing Person has been supplied by such Filing Person.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)(2) Material terms – Merger or similar transactions. Item 4(a)(2) is hereby amended and supplemented by adding the following language:

On October 15, 2025, one senior vice president of the Company and two vice presidents of the Company (each, an “October Rollover Stockholder”) entered into rollover agreements with Holdings and Topco, pursuant to which, among other matters, each October Rollover Stockholder, immediately prior to the effective time of the Merger (the “Effective Time”), contributed, transferred and assigned to Holdings certain shares of Company Common Stock in exchange for newly issued shares of Holdings (“Holdings Shares”), and each October Rollover Stockholder immediately thereafter contributed such Holdings Shares to Topco in exchange for Topco issuing newly issued units of Topco to such October Rollover Stockholder, in each case, in accordance with the terms of their respective rollover agreement. Immediately prior to the Effective Time, each October Rollover Stockholder, individually and in the aggregate, beneficially owned less than 1% of the Company’s outstanding shares of common stock (the “Company Common Stock”). Upon the effectiveness of the transactions contemplated under the Merger Agreement (the “Transactions”), after giving effect to the conversion of each share of Company Common Stock owned by the October Rollover Stockholders  (other than their rollover shares) into the right to receive $10 per share in cash, without interest (the “Merger Consideration”), pursuant to the terms of the Merger Agreement and the applicable rollover agreement, the October Rollover Stockholders, individually and in the aggregate, are expected to beneficially own less than 0.1% of the outstanding equity interests of Topco immediately following the completion of the Merger by virtue of the rollover of certain shares of Company Common Stock in accordance with the applicable rollover agreement.

On October 15, 2025, pursuant to Section 12 of the rollover agreement entered into among Joel Wilhite, Holdings and Topco (the “Wilhite Rollover Agreement”), Mr. Wilhite and Topco entered into an agreement to terminate the Wilhite Rollover Agreement such that at the Effective Time, any and all shares of Company Common Stock held by Mr. Wilhite were automatically canceled and converted into the right to receive the Merger Consideration.

On October 15, 2025, pursuant to Section 12 of the rollover agreement entered into among Angelic Gibson, Holdings and Topco (the “Gibson Rollover Agreement”), Ms. Gibson and Topco entered into an agreement to terminate the Gibson Rollover Agreement such that at the Effective Time, any and all shares of Company Common Stock held by Ms. Gibson were automatically canceled and converted into the right to receive the Merger Consideration.

On October 15, 2025, pursuant to Section 17 of the rollover agreement entered into among Ryan Stahl, Holdings and Topco, dated as of May 6, 2025 (the “Stahl Rollover Agreement”), Mr. Stahl, Topco and Holdings entered into an amendment to the Stahl Rollover Agreement to increase the number of shares of Company Common Stock that Mr. Stahl, immediately prior to the Effective Time, contributed, transferred and assigned to Holdings in exchange for certain Holdings Shares, which Mr. Stahl immediately thereafter contributed to Topco in exchange for Topco issuing newly issued units of Topco to Mr. Stahl, in accordance with the terms of the Stahl Rollover Agreement. Upon the effectiveness of the Transactions, after giving effect to the conversion of each share of Company Common Stock owned by Mr. Stahl (other than his rollover shares) into the right to receive the applicable Merger Consideration pursuant to the terms of the Merger Agreement and the Stahl Rollover Agreement, as amended, Mr. Stahl is still expected to beneficially own less than 0.1% of the outstanding equity interests of Topco immediately following the completion of the Merger by virtue of the rollover of certain shares of Company Common Stock in accordance with the Stahl Rollover Agreement, as amended.

In connection with the Merger, on October 15, 2025, Michael Praeger and certain of his affiliates (collectively, the “Praeger Rollover Parties”), entered into an amended and restated rollover agreement (as amended from time to time, the “Praeger Rollover Agreement”) with Topco, pursuant to which, among other matters, the Praeger Rollover Parties, immediately prior to the Effective Time, contributed, transferred and assigned to Topco certain shares of Company Common Stock held by such Praeger Rollover Party in exchange for Topco issuing newly issued units of Topco to such Praeger Rollover Party, in each case, in accordance with the terms of the Praeger Rollover Agreement. The amount of rollover shares contributed, transferred and assigned to Topco by the Praeger Rollover Parties did not change as a result of such amended and restated rollover agreement.

On October 15, 2025, Mastercard International Incorporated (“Mastercard”) entered into a rollover agreement with Holdings and Topco, pursuant to which, among other matters, Mastercard, immediately prior to the Effective Time, contributed, transferred and assigned to Holdings certain shares of Company Common Stock in exchange for Holdings Shares, and Mastercard immediately thereafter contributed such Holdings Shares to Topco in exchange for Topco issuing newly issued units of Topco to Mastercard, in accordance with the terms of its rollover agreement. Immediately prior to the Effective Time, Mastercard beneficially owned less than 6% of the Company Common Stock. Upon the effectiveness of the Transactions, after giving effect to the conversion of each share of Company Common Stock owned by Mastercard (other than its rollover shares) into the right to receive the applicable Merger Consideration pursuant to the terms of the Merger Agreement and the rollover agreement, Mastercard is expected to beneficially own less than 0.1% of the outstanding equity interests of Topco immediately following the completion of the Merger by virtue of the rollover of certain shares of Company Common Stock in accordance with the rollover agreement.

(c) Different Terms. Item 4(c) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 5.	Past Contacts, Transactions, Negotiations and Agreement

Regulation M-A Item 1005

(a) Transactions. Item 5(a) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

(b)–(c) Significant corporate events; Negotiations or contacts. Item 5(b)-(c) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

(e) Agreements involving the subject company’s securities. Item 5(e) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 6.	Purposes of the Transaction, and Plans or Proposals

Regulation M-A Item 1006

(c)(1)–(8) Plans. Item 6(c)(1)-(8) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(d) Effects. Item 7(d) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)–(b) Fairness; Factors considered in determining fairness. Item 8(a)-(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(b) Securities transactions. Item 11(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(b) Employees and corporate assets. Item 14(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

Item 15.	Additional Information

Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented by adding the following language:

 On September 16, 2025, at the Special Meeting, the Company’s stockholders voted to (i) adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger (the “Merger Proposal”) and (ii) approve certain compensation that will or may be paid or become payable to the Company’s named executive officers that is based on or otherwise relates to the Merger (the “Merger Compensation Proposal”). The Merger Proposal was approved by the affirmative vote of holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon and the Merger Compensation Proposal was approved by the affirmative vote of a majority of the votes cast.

On October 15, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub merged with and into the Company with the Company surviving such Merger as a wholly owned subsidiary of Parent.

At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock owned directly by Parent, Merger Sub or their subsidiaries immediately prior to the Effective Time or held in treasury of the Company (which was automatically canceled at the Effective Time for no consideration), (ii) shares of Company Common Stock as to which statutory rights of appraisal had been properly and validly exercised under Delaware law and (iii) shares of Company Common Stock contributed directly or indirectly to Topco by the rollover stockholders prior to the Effective Time), was automatically canceled and converted into the right to receive cash in an amount equal to $10.00 (the “Merger Consideration”), payable to the holder thereof, without interest, subject to any required withholding of taxes.

Additionally, immediately prior to the Effective Time and as a result of the Merger, each option to purchase Company Common Stock (a “Company Option”) and each time-based restricted stock unit award (a “Company RSU Award” and, together with the Company Options, the “Company Compensatory Awards”) were treated as follows:

•
Each Company Option that was outstanding, unexercised and vested immediately prior to the Effective Time (each, a “Vested Company Option”) was automatically canceled and terminated and converted into the right to receive an amount in cash, if any, equal to (i) the aggregate number of shares of Company Common Stock subject to each Vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Vested Company Option.

•
Each Company Option that was outstanding and unvested immediately prior to the Effective Time (an “Unvested Company Option”) was substituted and immediately converted into an award representing the right to receive an amount in cash (a “Post-Closing Cash Award”) equal to (i) the aggregate number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Unvested Company Option, subject to the same terms and conditions applicable to such award immediately prior to the Effective Time (including continued employment through the applicable vesting date to satisfy any time-based vesting conditions and any accelerated vesting as a result of certain qualifying terminations of employment).

•
If the exercise price per share of any Company Option was equal to or greater than the Merger Consideration, such Company Option was automatically canceled and terminated without payment of any consideration to the holder thereof.

•
Each vested Company RSU Award that remained outstanding immediately prior to the Effective Time and each Company RSU Award that vested upon the occurrence of the Effective Time in accordance with its terms (each, a “Vested Company RSU Award”) was automatically canceled and terminated as of immediately prior to the Effective Time and converted into a right to receive an amount of cash equal to (i) the aggregate number of shares of Company Common Stock underlying such Company RSU Award multiplied by (ii) the Merger Consideration.

•
Except as otherwise set forth in a written agreement among the Company, Parent and the holder of a Company RSU Award entered into prior to the Effective Time, each Company RSU Award that remained outstanding immediately prior to the Effective Time and that did not vest upon the occurrence of the Effective Time by its terms (an “Unvested Company RSU Award”) was automatically substituted and immediately converted into a Post-Closing Cash Award equal to (i) the aggregate number of shares of Company Common Stock underlying such Unvested Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Merger Consideration, subject to the terms and conditions of the corresponding Unvested Company RSU Award (including continued employment through the applicable vesting date to satisfy any time-based vesting conditions and any accelerated vesting as a result of certain qualifying terminations of employment).

•	All amounts payable with respect to the Company Compensatory Awards were subject to deduction for any required tax withholding.

All stock plans of the Company, including the 2010 Stock Option Plan, the 2017 Amendment and Restatement of the 2010 Stock Option Plan, the Equity Incentive Plan and the 2021 Long-Term Incentive Award Plan, each as amended from time to time, were terminated effective as of the Effective Time.

The Company’s 2021 Employee Stock Purchase Plan was terminated effective as of immediately prior to the Effective Time and the offering period that would otherwise have been in effect as of the Closing Date was terminated and all purchase rights then-outstanding were exercised prior to the Effective Time.

In connection with the completion of the Merger, the Company (i) notified the Nasdaq Global Select Market (“Nasdaq”) of the consummation of the Merger and (ii) requested that Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to delist and deregister the Company Common Stock under Section 12(b) of the Exchange Act. Upon effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act to deregister the Company Common Stock under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. Trading of the Company Common Stock on Nasdaq was halted prior to the opening of trading on October 15, 2025.

Item 2.01 of the Form 8-K filed by the Company with the SEC on October 15, 2025, is incorporated by reference herein as Exhibit (a)(16).

On October 15, 2025, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on October 15, 2025 and is incorporated by reference herein as Exhibit (a)(17).

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of AvidXchange Holdings, Inc. (included in Schedule 14A filed on August 15, 2025 and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to AvidXchange Holdings, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Press Release, dated May 6, 2025 (filed as Exhibit 99.1 to AvidXchange Holdings, Inc.’s Current Report on Form 8-K, filed May 6, 2025 and incorporated herein by reference).

(a)(6) Current Report on Form 8-K, dated May 6, 2025 (included in Schedule 14A filed on May 6, 2025 and incorporated herein by reference).

(a)(7) Current Report on Form 8-K, dated May 7, 2025 (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).

(a)(8) Email to Employees (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).

(a)(9) Avid Social Media Posts (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).

(a)(10) Teammate FAQs (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).

(a)(11) Customer/Supplier/Partner Email (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).

(a)(12) Customer-Facing Teammate FAQs (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).

(a)(13) Supplemental Teammate FAQs (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).

(a)(14) Customer-Facing Teammate Communication (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).

(a)(15) Praeger Social Media Posts (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).

(a)(16) Item 2.01 of the Current Report on Form 8-K, dated October 15, 2025 (included in the Current Report on Form 8-K, filed on October 15, 2025 and incorporated herein by reference).

(a)(17) Press Release, dated October 15, 2025 (filed as exhibit 99.1 to the Current Report on Form 8-K, filed on October 15, 2025 and incorporated herein by reference).

(b)(1)+ Limited Guarantee, dated as of May 6, 2025, entered into by Corpay, Inc. in favor of AvidXchange Holdings, Inc.

(b)(2)+ Limited Guarantee, dated as of May 6, 2025, entered into by TPG Partners IX, L.P. in favor of AvidXchange Holdings, Inc.

(b)(3)+ Amended and Restated Commitment Letter, dated as of May 23, 2025, entered into by Arrow Borrower 2025, Inc., Ares Capital Management LLC, Blue Owl Credit Advisors LLC, Cliffwater Corporate Lending Fund, MUFG Bank LTD., New Mountain Finance Advisers, L.L.C., PCL LVS IV LP, PCLF SPE III LP and Jasper CS LLC.

(b)(4)+ Equity Commitment Letter, dated as of May 6, 2025, entered into by TPG Partners IX, L.P. and Arrow Borrower 2025, Inc.

(b)(5)+ Equity Commitment Letter, dated as of May 6, 2025, entered into by Corpay, Inc. and Arrow Borrower 2025, Inc.

(c)(1) Fairness Opinion of Barclays Capital Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2)+** Discussion materials prepared by Barclays Capital Inc., dated January 13, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(3)+ Discussion materials prepared by Barclays Capital Inc., dated January 24, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(4)+** Discussion materials prepared by Barclays Capital Inc., dated January 31, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(5)+** Discussion materials prepared by Barclays Capital Inc., dated February 3, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(6)+ Discussion materials prepared by Barclays Capital Inc., dated February 3, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(7)+** Discussion materials prepared by Barclays Capital Inc., dated March 7, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(8)+** Discussion materials prepared by Barclays Capital Inc., dated March 26, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(9)+** Discussion materials prepared by Barclays Capital Inc., dated March 27, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(10)+** Discussion materials prepared by Barclays Capital Inc., dated April 1, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(11)+** Discussion materials prepared by Barclays Capital Inc., dated April 17, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(12)+** Discussion materials prepared by Barclays Capital Inc., dated May 5, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(13)+ Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated December 18, 2024, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(14)+ Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated January 8, 2025 and reviewed January 10, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(15)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated January 24, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(16)+ Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC,  dated January 24, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.

(c)(17)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated February 3, 2025, for the Transaction Committee of the Board of Directors and the Board of Directors of AvidXchange Holdings, Inc.

(c)(18)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated March 26, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(19)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated March 31, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(20)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated April 1, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(21)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated April 17, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(22)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated May 1, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(23)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated May 5, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(d)(1) Merger Agreement (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)+ Form of Rollover Agreement.

(d)(3) Voting and Support Agreement, dated as of May 6, 2025, by and among Parent, Company and the stockholders of the Company party thereto (included as Annex D to the Proxy Statement and incorporated herein by reference).

(f)+ Section 262 of the Delaware General Corporation Law.

107+ Filing Fee Table

+	Previously filed.

**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 2025.

AVIDXCHANGE HOLDINGS, INC.

By:	/s/ Ryan Stahl
Name: Ryan Stahl
Title: General Counsel, Senior Vice President and Secretary

ARROW BORROWER 2025, INC

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW INTERMEDIATE 2025, INC.

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW HOLDINGS 2025, INC.

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW PARENT 2025, L.P.

By:	ARROW PARENT GENPAR 2025, LLC, its general partner

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW PARENT GENPAR 2025, LLC

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

TPG IX ARROW PARENT HOLDINGS, L.P.

By:	ARROW PARENT HOLDINGS GENPAR 2025, LLC, its general partner

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW PARENT HOLDINGS GENPAR 2025, LLC

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

THE ARROW HOLDINGS BUSINESS TRUST

By:	/s/ John Flynn
Name: John Flynn
Title: Trustee

TPG PARTNERS IX, L.P.

By:	TPG GENPAR IX, L.P., its general partner
By:	TPG GENPAR IX ADVISORS, LLC, its general partner

By:	/s/ Martin Davidson
Name: Martin Davidson
Title: Chief Accounting Officer

CORPAY, INC.

By:	/s/ Alissa Vickery
Name: Alissa Vickery
Title: Chief Financial Officer

GREEN AND GOLD 2014 GRAT

By:	/s/ James Blakey
Name: James Blakey
Title: Trustee

GREEN AND GOLD 2015 GRAT

By:	/s/ James Blakey
Name: James Blakey
Title: Trustee

MICHAEL PRAEGER

By:	/s/ Michael Praeger
Name: Michael Praeger